Pricing Supplement Dated August 23, 2006 Rule 424(b)(3)

(To Prospectus Supplement Dated August 23, 2006 and Prospectus File No. 333-135813

Dated July 17, 2006) Pricing Supplement No. 2006-B1

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus for Businesses

Variable Denomination Floating Rate Notes

Interest Rate: Rate* Yield*

4.80% 4.91%

Effective Dates: August 23, 2006 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available by calling 888-674-4138, 24 hours a day, seven days a week.

*The rate for GE Interest Plus for Businesses Notes is separate and distinct from rates established for GE Interest Plus, which is offered only to individual investors.

Additional Information:

THE COMPANY

At June 30, 2006, the Company had outstanding indebtedness totaling $382.374 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at June 30, 2006, excluding subordinated notes payable after one year, was equal to $379.581 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
Year Ended December 31,					Six Months ended June 30,
2001	2002	2003	2004	2005	2006

1.56	1.62	1.71	1.82	1.66	1.62

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.